SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.___)*

QuantaSing Group Limited

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

74767N107**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares (“ADSs”) of QuantaSing Group Limited (the “Issuer”). Each ADS represents three Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767N107	Page 1 of 9 Pages

1	Name of Reporting Person Prospect Avenue Capital Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,772,680 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,772,680 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,772,680 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.00%(2) (or 1.10%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 2,257,560 ADSs (representing 6,772,680 Class A ordinary shares) directly held by Prospect Avenue Capital Limited Partnership. Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership. Prospect Avenue Capital Inc. is controlled by Mr. Ming Liao.
(2)	The beneficial ownership percentage is calculated based on 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2023 on October 27, 2023 (the “Issuer’s 20-F Filing”). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Prospect Avenue Capital Limited Partnership represent approximately 1.10% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 74767N107	Page 2 of 9 Pages

1	Name of Reporting Person Prospect Avenue Capital Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,722,570 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,722,570 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,722,570 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.56%(2) (or 1.25%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Consists of (i) 2,257,560 ADSs (representing 6,772,680 Class A ordinary shares) directly held by Prospect Avenue Capital Limited Partnership, and (ii) 316,630 ADSs (representing 949,890 Class A ordinary shares) directly held by Prospect Avenue Capital Inc. Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership. Prospect Avenue Capital Inc. is controlled by Mr. Ming Liao.
(2)	The beneficial ownership percentage is calculated based on 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Prospect Avenue Capital Inc. represent approximately 1.25% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 74767N107	Page 3 of 9 Pages

1	Name of Reporting Person Foley Square Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,046,424 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,046,424 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,424 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.62%(2) (or 0.17%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 348,808 ADSs (representing 1,046,424 Class A ordinary shares) directly held by Foley Square Investment Limited, which is controlled by Mr. Ming Liao.
(2)	The beneficial ownership percentage is calculated based on 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Foley Square Investment Limited represent approximately 0.17% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 74767N107	Page 4 of 9 Pages

1	Name of Reporting Person Ming Liao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,768,994 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,768,994 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,768,994 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.17%(2) (or 1.42%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)	Consists of (i) 2,257,560 ADSs (representing 6,772,680 Class A ordinary shares) directly held by Prospect Avenue Capital Limited Partnership, (ii) 316,630 ADSs (representing 949,890 Class A ordinary shares) directly held by Prospect Avenue Capital Inc. and (iii) 348,808 ADSs (representing 1,046,424 Class A ordinary shares) directly held by Foley Square Investment Limited. Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership. Both Prospect Avenue Capital Inc. and Foley Square Investment Limited are controlled by Mr. Ming Liao.
(2)	The beneficial ownership percentage is calculated based on 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Mr. Ming Liao represents approximately 1.42% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 74767N107	Page 5 of 9 Pages

Item 1(a).	Name of Issuer: QuantaSing Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2/F, Building D, Ronsin Technology Center Chaoyang District Beijing 100102 People’s Republic of China

Item 2(a).

Name of Person Filing:

(i)          Prospect Avenue Capital Limited Partnership

(ii)         Prospect Avenue Capital Inc.

(iii)        Foley Square Investment Limited

(iv)        Mr. Ming Liao

(collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The addresses of the Reporting Persons are:

(i)  Prospect Avenue Capital Limited Partnership

Room No. 2524-2525

25/F, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

(ii)  Prospect Avenue Capital Inc.

Room No. 2524-2525

25/F, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

(iii)  Foley Square Investment Limited

Flat/RM A1,

11/F, Success Commercial Building

No. 245-251 Hennessy Road

Wanchai, Hong Kong

(iv)  Mr. Ming Liao

Room No. 2524-2525

25/F, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

Item 2(c)	Citizenship: Prospect Avenue Capital Limited Partnership – Cayman Islands Prospect Avenue Capital Inc. – Cayman Islands Foley Square Investment Limited – Hong Kong Mr. Ming Liao – Hong Kong

CUSIP No. 74767N107	Page 6 of 9 Pages

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
74767N107

This CUSIP number applies to the American depositary shares of the Issuer, each representing three Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023:

Reporting Persons	Ordinary Shares Held Directly(1)	Shared Voting Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Class A Ordinary Shares(1)(3)	Percentage of Total Ordinary Shares(1)(3)	Percentage of the Aggregate Voting Power(1)(3)
Prospect Avenue Capital Limited Partnership (2)	6,772,680	6,772,680	6,772,680	6,772,680	5.66%	4.00%	1.10%
Prospect Avenue Capital Inc. (2)	949,890	7,722,570	7,722,570	7,722,570	6.46%	4.56%	1.25%
Foley Square Investment Limited (2)	1,046,424	1,046,424	1,046,424	1,046,424	0.87%	0.62%	0.17%
Mr. Ming Liao (2)	0	8,768,994	8,768,994	8,768,994	7.33%	5.17%	1.42%

(1)	Represents the number of Class A ordinary shares (including Class A ordinary shares represented by ADSs) directly held by the Reporting Persons as of December 31, 2023.

(2)	Prospect Avenue Capital Inc. is a general partner of Prospect Avenue Capital Limited Partnership. Both Prospect Avenue Capital Inc. and Foley Square Investment Limited are controlled by Mr. Ming Liao.

(3)	The beneficial ownership percentage is calculated based on 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares, and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 74767N107	Page 8 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. 74767N107	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Prospect Avenue Capital Limited Partnership
By:	Prospect Avenue Capital Inc., its general partner
By:	/s/ Ming Liao
Name:	Ming Liao
Title:	Authorized Signatory

Prospect Avenue Capital Inc.
By:	/s/ Ming Liao
Name:	Ming Liao
Title:	Authorized Signatory

Foley Square Investment Limited

By:	/s/ Ming Liao
Name:	Ming Liao
Title:	Authorized Signatory

Ming Liao /s/ Ming Liao